Putnam Investments
100 Federal Street
Boston, MA 02110
March 28, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jeffrey Long and Jaea Hahn

Re:	Comments on Registration Statement on Form N-14 (File No. 333-229796), filed with the Securities and Exchange Commission
(the “Commission”) on February 22, 2019 (the “Registration Statement”), of Putnam International Equity Fund
(the “Registrant”)

Dear Mr. Long and Ms. Hahn:

This letter responds to the comments that Mr. Long provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds (as defined below), and Yana D. Guss of Ropes & Gray LLP, counsel to the Funds, on March 6, 2019, and that Ms. Hahn provided telephonically to Ms. Robinson and Lisa M. Henry of Ropes & Gray LLP on March 20, 2019, on behalf of the staff of the Commission (the “Commission Staff”) regarding the Registration Statement. The Registration Statement relates to the merger of Putnam Europe Equity Fund (the “Acquired Fund”) with and into the Registrant (the Acquired Fund and the Registrant are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response. The Registrant’s response to the Commission Staff’s comments will be reflected in a pre-effective amendment filing pursuant to Rule 488 under the Securities Act of 1933, as amended, on or around March 28, 2019.

General Comments

1. Comment: All information must be finalized with all brackets removed and all material information provided.

Response: The Registrant will provide all material information and remove all brackets.

2. Comment: Under the heading “Agreement and Plan of Reorganization” in the “Information about the Proposed Merger” section, please remove the language which states “The following discussion of the Plan is qualified in its entirety by the full text of the Plan” since the summary of the plan should be accurate without reference to the appendix.

Response: The requested deletion will be made. The Registrant has revised the text to read: “The following discussion of the Plan is a summary provided for your reference only. Please read the Plan in its entirety in Appendix A.”

3. Comment: In response to the question “Why is the merger being proposed?” in the “Questions and Answers Regarding the Proposed Merger” section, please provide an explanation of the components of the Registrant’s management fee. Please consider disclosing the base fee, that the base fee may be adjusted upwards or downwards as a result of the Registrant’s performance against the benchmark, and the Registrant’s performance fee benchmark.

Response: The Registrant notes that this information is already included under “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger” in the “Questions and Answers Regarding the Proposed Merger” section and respectfully declines to repeat this disclosure.

4. Comment: Please supplementally inform us what portion of the Registrant’s assets is currently invested in Europe and whether the Acquired Fund will dispose of a portion of its portfolio holdings prior to the merger. If the Acquired Fund will materially dispose of a portion of its portfolio holdings prior to the merger, please discuss.

Response: The Registrant notes that 62.73% of its investments were in European countries as of February 28, 2019. While some of the Funds’ current portfolio holdings overlap, the Acquired Fund expects to dispose of a portion of its portfolio holdings prior to the merger. The Registrant has added the following disclosure in response to the question “What are the federal income tax consequences of the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section:

If shareholders approve the proposed merger, Putnam Europe Equity Fund expects to dispose of some of its portfolio holdings before the merger. As of February 28, 2019, Putnam Management anticipates that Putnam Europe Equity Fund will dispose of approximately 34.4% of its portfolio holdings prior to the merger; however, this is an estimate and the fund’s actual portfolio realignment may differ from the aforementioned amount.

5. Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please consider explaining the duration of the revised performance adjustment calculation in the amended management contract.

Response: The Registrant notes that the performance adjustment measurement period is 36 months. Thirty-six full calendar months after the closing of the merger, the amendment to the performance adjustment calculation in the management contract will no longer have any practical effect because, for all periods of the 36-month performance adjustment measurement period, the Registrant will have been combined with the Acquired Fund. The disclosure will be revised to clarify this point.

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6. Comment: Please clarify whether the total expense ratio of the Registrant would be lower than the Acquired Fund’s total expense ratio without consideration of the performance adjustment.

Response: The Registrant notes that it and the Acquired Fund have the same base management fee schedule. The Registrant’s other expenses are expected to be less than the Acquired Fund’s other expenses, so the total expense ratio of the Registrant would be lower than the total expense ratio of the Acquired Fund if there was no performance adjustment. The disclosure will be revised to clarify this point.

7. Comment: In the footnote to the Average Annual Total Returns table in the response to the question “How does the investment performance of the funds compare?” in the “Questions and Answers Regarding the Proposed Merger” section, please describe the expense limitation agreements in effect for both the Acquired Fund and the Registrant and when the expense limitation agreements will terminate. Additionally, please confirm supplementally whether recoupment is permitted under the terms of each Fund’s expense limitation agreement.

Response: The Registrant will add additional information in response to the question “How does the investment performance of the funds compare?” in the “Questions and Answers Regarding the Proposed Merger” section to clarify that there is a contractual expense limitation of 20 basis points on so-called “other expenses” (i.e., all expenses exclusive of brokerage, interest, taxes, investment-related expenses (including borrowing costs, i.e., short selling and lines of credit costs), extraordinary expenses, acquired fund fees and expenses, and payments under the fund’s investor servicing contract, the fund’s investment management contract (including any applicable performance-based upward or downward adjustment to a fund’s base management fee), and the fund’s distribution plans) applicable to the both Funds. This expense limitation will continue to apply to the Registrant following the proposed merger.

The Registrant will also include information regarding the contractual expense limitation of 25 basis points on aggregate investor servicing fees applicable to the Funds. This expense limitation will continue to apply to the Registrant following the proposed merger.

The Registrant confirms that recoupment is not permitted under the terms of either Fund’s expense limitation agreement.

8. Comment: In response to the question “What are the federal income tax consequences of the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please specify what percentage of the Acquired Fund’s portfolio holdings will need to be disposed upon shareholder approval of the merger and whether there will be material brokerage costs associated with the sales.

Response: The requested information will be added in the response to the question “What are the federal income tax consequences of the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section.

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9. Comment: In response to the question “What are the funds’ principal investment strategies and related risks?” in the “Questions and Answers Regarding the Proposed Merger” section, please confirm supplementally that there are no material differences in risks between the Acquired Fund and the Registrant or add disclosure to the Registration Statement.

Response: The Registrant confirms that there are no material differences in risks between it and the Acquired Fund, except that the Acquired Fund invests mainly in European countries while the Registrant investments more broadly in companies outside the United States.

10. Comment: Please supplementally confirm whether all material adverse factors with respect to the proposed merger were considered by the Board.

Response: The Registrant believes that the description of the Trustees’ considerations under the heading “Trustees’ Considerations Relating to the Proposed Merger” satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.”

Accounting Comments

11. Comment: Please confirm and include disclosure stating that the interests of shareholders will not be diluted as a result of the proposed merger.

Response: The Registrant confirms that the interests of shareholders will not be diluted as a result of the proposed merger. The following language is now included in the response to the question “What will happen to my shares of Putnam Europe Equity Fund as a result of the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section: “The interests of existing shareholders of each fund will not be diluted by the proposed merger.”

12. Comment: Please supplementally explain how performance fees will be calculated for the Registrant. Specifically, please provide an example of how performance fees will be calculated (1) using combined assets for pre-merger periods and (2) using only the Registrant’s assets for pre-merger periods. Additionally, please specify the length of the performance adjustment measurement period.

Response: At every asset level, the Registrant pays the same monthly base management fee as a percentage of net assets as the Acquired Fund. However, the base management fee for each Fund is increased or reduced by a performance adjustment. The amount of the performance adjustment for each Fund is calculated monthly based on a performance adjustment rate that is equal to 0.03 multiplied by the difference between the fund’s annualized performance (measured by the fund’s class A shares) and the annualized investment record of the appropriate index of securities prices used to determine the fund’s performance adjustment (the “Benchmark Index”) described below, each measured over the performance period. The performance period is the thirty-six month period then ended. The performance adjustment rate is multiplied by the fund’s average

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net assets over the performance period, divided by twelve, and added to, or subtracted from, the base fee for that month. The maximum annualized performance adjustment rate for each Fund is 0.15%, and the minimum annualized performance adjustment rate is -0.15%. As a result, shareholders of the Acquired Fund could pay more in management fees (as a percentage of net assets) by investing in the Registrant than by investing in the Acquired Fund when the Registrant outperforms its Benchmark Index by more than the amount the Acquired Fund outperforms its Benchmark Index (or if the Acquired Fund underperforms its Benchmark Index). Conversely, shareholders of the Acquired Fund could pay less in management fees (as a percentage of net assets) by investing in the Registrant when it underperforms its Benchmark Index by more than the amount the Acquired Fund underperforms its Benchmark Index (or if the Acquired Fund outperforms its Benchmark Index). Please see Exhibit A to this letter for mathematical examples of the performance fee calculation.

13. Comment: Please confirm that the figures in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables in the “Information about the Proposed Merger—Fees and Expenses” section are current.

Response: The Registrant confirms that the figures in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables in the “Information about the Proposed Merger—Fees and Expenses” section are current.

14. Comment: Please disclose what percentage of the Acquired Fund’s securities will be sold prior to the proposed merger. Additionally, please disclose in Section I (“Questions and Answers Regarding the Proposed Merger”) whether the Acquired Fund expects to recognize any capital gains or incur brokerage costs in connection with such sales prior to the merger.

Response: As noted in the response to Comment 8 above, the requested information will be added in the response to the question “What are the federal income tax consequences of the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section.

15. Comment: Please discuss whether the Acquired Fund expects to recognize any capital gains or incur brokerage costs in connection with the sale of the Acquired Fund’s securities prior to the proposed merger in the “PRO FORMA FINANCIAL INFORMATION – Narrative Description of the Pro Forma Effects of the Reorganization” section of Part B of the Registration Statement.

Response: The requested discussion will be included in the “PRO FORMA FINANCIAL INFORMATION – Narrative Description of the Pro Forma Effects of the Reorganization” section of Part B of the Registration Statement.

16. Comment: Please amend the Registration Statement to include a delaying amendment in accordance with Rule 473 under the Securities Act of 1933, as amended.

Response: The requested filing has been made.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Lisa M. Henry, Esq., Ropes & Gray LLP

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Exhibit A

Performance Fee Calculation Examples

Summary of performance adjustment calculation:

Under the current management contract, the performance adjustment rate is equal to 0.03 multiplied by the difference between the annualized investment performance of Class A shares of the fund and the annualized investment record of the appropriate index of securities prices used to determine the fund’s performance adjustment (the “Benchmark”), both calculated over the preceding 36 months (the “Performance Period”). The maximum annualized performance adjustment rate is 0.15% and the minimum annualized performance adjustment rate is -0.15%.

Performance Adjustment Rate = 0.03 multiplied by (Annualized Investment Performance of Class A of the Fund over the Performance Period minus Annualized Investment Record of Benchmark over the Performance Period)

The performance adjustment rate is then applied to the average net assets of the fund over the Performance Period and divided by 12 to determine the performance adjustment for the month.

Monthly Performance Adjustment = Performance Adjustment Rate multiplied by Average Net Assets of the Fund over the Performance Period divided by 12.

Examples:

Example 1:

Average Net Assets over the Performance Period Combined (i.e., Registrant and Acquired Fund assets): $1,170,976,611
Average Net Assets over the Performance Period Not Combined (i.e., Registrant assets only): $1,005,634,516

Annualized Investment Performance of Class A shares of Registrant for Performance Period: -0.26%
Annualized Investment Record of Benchmark for Performance Period: 2.87%
Performance adjustment rate calculation: 0.03 * (-0.26% - 2.87%) = -0.0939%

Application of performance adjustment on combined assets:
- 0.0939% * $1,170,976,611 / 12 = -$91,628.92
Application of performance adjustment on non-combined assets:
- 0.0939% * $1,005,634,516 / 12 = -$78,690.90

Conclusion: In this scenario it is more advantageous to the combined fund and shareholders to use combined assets because the management fee owed for the month would be reduced by $91,628.92 rather than $78,690.90.

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Example 2:

Average Net Assets over the Performance Period Combined (i.e., Registrant and Acquired Fund assets): $1,170,976,611
Average Net Assets over the Performance Period Not Combined (i.e., Registrant assets only): $1,005,634,516

Annualized Investment Performance of Class A shares of Registrant for Performance Period: 3.00%
Annualized Investment Record of Benchmark for Performance Period: 2.87%
Performance adjustment rate calculation: 0.03 * (3.00% - 2.87%) = 0.0039%

Application of performance adjustment on combined assets:
0.0039% * $1,170,976,611 / 12 = $3,805.67
Application of performance adjustment on non-combined assets:
0.0039% * $1,005,634,516 / 12 = $3,268.31

Conclusion: In this scenario it is more advantageous to the combined fund and shareholders to use only the assets of the Registrant for pre-merger periods because the management fee owed for the month would be increased by $3,268.31 rather than $3,805.67.

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